September 11, 2009

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Ethan Horowitz Brian Bhandari Tia L. Jenkins

Re:	Map VI Acquisition, Inc. Form 8-K/A Filed August 21, 2009 File No. 000-52525

Ladies and Gentlemen:

We are counsel to Map VI Acquisition, Inc. (the “Company”).  On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond by September 14, 2009 to the comments of the Commission on the above referenced filing. We are hereby requesting an extension of the date to respond until, on or before October 2, 2009.

If you have any questions, please contact the undersigned.

Very truly yours, /s/ Tara Guarneri-Ferrara Tara Guarneri-Ferrara